

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

<u>Via E-mail</u>
Bill McDermott
Co-Chief Executive Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

  Re: **SAP AG**
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed March 21, 2014
     File No. 1-14251

Dear Mr. McDermott:

  We refer you to our comment letter dated May 9, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Barbara Jacobs
    Assistant Director
    Division of Corporation Finance